

September 10, 2012

<u>Via E-mail</u>
Robert W. Chance
President and Chief Executive Officer
National Automation Services, Inc.
P.O. Box 531744
Henderson, NV 89053

> **Re:** **National Automation Services Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-53755**

Dear Mr. Chance:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 9A. Controls and Procedures, page 36</u>

1.   We do not see where you have disclosed management's conclusion on the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, December 31, 2011. Please amend this Form 10-K to include a clear statement as to whether you have concluded that your internal

control over financial reporting was effective or was not effective as of December 31, 2011. Refer to Item 308 (a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb, Staff Accountant, at (202) 551-3603 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551- 3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief